

| | Tinnetta Church | Wells Fargo Securities, LLC |
| | Compliance Specialist | MAC D1050-064 |
| | | 401 S Tryon St. |
| | | 6th Floor |
| | | Charlotte, NC 28202 |
| | | Cell: 980-215-4622 |

November 14, 2022

U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Wells Fargo Bank, N.A
SBSE A/A Summary of changes


1. Removed Robert Mulligan as a Principal on Schedule A.
2. Current 7R was uploaded.
3. Schedule B, item 14 was uploaded with brief description.
4. Schedule B, item 15 was uploaded with brief description.


If any additional information is needed, please feel free to contact me.

Sincerely,


Wells Fargo Bank, N.A